Please direct replies to zip code 20549-0510


April 29, 2005

via U.S. mail and facsimile

Tom Djokovich
President and Acting CFO
Xsunx, Inc.
65 Enterprise
Aliso Viejo, CA 92656

Re:	Form 10-KSB/A for the fiscal year ended September 30, 2004
	Form 10-QSB for the quarter ended December 31, 2004
	File No. 0-29621

Dear Mr. Djokovich:

We have reviewed these filings and have the following comments.
If
you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-KSB/A for the Year Ended September 30, 2004

Financial Statements

1.	We note that the financial statements and notes were labeled
"restated." If you believe that your revisions constitute a restatement, please provide the additional restatement disclosures.
Otherwise delete all references of "restated" in your filing.





Written Statement of Acknowledgement

2.	As previously requested, please provide, in writing, a
statement
from the company acknowledging the three points described below.


Form 10-QSB for the Quarter Ended December 31, 2004

Accountants` Review Report, page F-1

3.	Please request your auditors to revise their report in future filings to state that their review was conducted "in accordance with the standards of the Public Company Accounting Oversight Board
(United States)" as outlined in PCAOB Auditing Standard No. 1.
Accordingly, they should delete all references to "standards established by the American Institute of Certified Public
Accountants."

Exhibit 31

4.	In future filings revise your certification to conform
wording
to example language provided in Item 601 (31) of Regulation S-B.

	*	*	*	*

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Bret Johnson, Staff Accountant, at (202) 824-5478 or, in his absence, to the undersigned at (202) 824-5373.


Sincerely,



John Cash
Accounting Branch Chief

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Xsunx, Inc.
Form 10-KSB/A
Page 1


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE